Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS DECEMBER 2018 AND YEAR END SALES

	December 2018	Change year-on-year	Q3 FY19 Oct – Dec 2018	Change year-on-year	Jan – Dec 2018	Change year-on-year
Jaguar Land Rover	52,160	(6.4)%	144,602	(6.4)%	592,708	(4.6)%
Jaguar	16,165	7.2%	44,838	9.1%	180,833	1.2%
Land Rover	35,995	(11.4)%	99,764	(12.0)%	411,875	(6.9)%

Whitley, UK, 10 January 2019 – Jaguar Land Rover retail sales in 2018 totalled 592,708 vehicles, down 4.6% compared to 2017’s record year. The introduction of the Jaguar E-PACE and I-PACE led to Jaguar’s best ever annual sales results in 2018 up 1.2% to 180,833.  However, this was more than offset by market weakness in China impacting on sales of established models. The lower sales in China (-21.6%) were partially offset by stronger sales in North America 7.2% and Overseas (7.3%). Weaker market conditions primarily relating to diesel and Brexit also weighed on sales in the UK (-1.5%) and Europe (-7.8%). The all new Range Rover Evoque has now been announced and will be going on sale later this year

Retail sales for the month of December were 52,160, down 6.4% year-on-year primarily reflecting ongoing challenging market conditions in China (down 42.4%) as slowing economic growth and trade tensions with the U.S. continue to impact automotive sales volumes across the industry, which were lower for the sixth consecutive month. Jaguar Land Rover continues to work closely with retailers in China to respond to the present market conditions.

Jaguar Land Rover generated strong December retail sales growth in North America (21.4%), Europe (7.6%) and the UK (7.8%), outperforming the industry in each of these markets, while sales in Overseas markets fell 9.6% year-on-year.

Jaguar retail sales increased to 16,165 vehicles in December, up 7.2% year-on-year, driven by the introduction of the E-PACE and the all-electric I-PACE, partially offset by lower sales of sedans and the F-PACE.

Land Rover retailed 35,995 vehicles in December, down 11.4% year-on-year as strong sales of the refreshed Range Rover and Range Rover Sport were more than offset by lower sales of more established models, primarily in China. Retail sales of the all new Range Rover Evoque are expected to begin in early 2019.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“We have seen a strong end to the year in North America, Europe and the UK. Sales were up despite challenging market conditions, including regulatory changes and diesel uncertainty, which have impacted sales performance throughout the year. The UK’s performance in particular has been encouraging in a market segment which is down.

“The economic slowdown in China along with ongoing trade tensions is continuing to influence consumer confidence. The impact is being felt across several industries globally. Despite this we continue to work closely with retailers and are taking the necessary actions to balance production with demand in order to rejuvenate sales as part of our turnaround plan for the business.

“Encouragingly sales of Jaguar models reached 180,833, and marked a record year for the Jaguar brand.  This sustained interest against difficult market conditions shows the attractiveness of our varied model portfolio from sports cars to sporty premium sedans and sporty SUVs. The new I-PACE, the first premium-luxury EV from an established manufacturer was launched to very positive critical acclaim, winning awards around the globe and confirming the innovative and sporty spirit of Jaguar.

Sales of Land Rover models fell by 6.9% as market conditions in China and Europe and the run-out of the current Evoque held back performance. Strong sales of the new Range Rover Velar, World Car Design 2018, and the re-freshed Range Rover and Range Rover Sport with plug-in hybrid technology partially compensated for that, leading to a Land Rover record year in North America or the Overseas Region. With the launch of the all-new compact yet sophisticated Range Rover Evoque in 2019 we expect to see a boost in demand. Customers are able to choose from state-of-the-art petrol and diesel engines with mild and soon plug-in hybrid options, demonstrating our commitment to driving a cleaner and more sustainable future, without losing any of Land Rover’s legendary capability.”

ENDS

For further information, please contact:

Lisa Palmer

Corporate Affairs Manager

M: +44 (0) 7557 540 611

E: lpalmer@jaguarlandrover.com

Natasha Kaur

Senior Communications Officer

Corporate Affairs

M: +44 (0) 7469 021 100

E: nkaur6@jaguarlandrover.com

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. In 2018 Jaguar Land Rover sold 592,708 vehicles in 128 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, India, Austria and Slovakia.

Our innovation is continuous: we will spend in the region of £4 billion this year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.